Exhibit 17.1

July 11, 2008

Execute Sports, Inc. Board of Directors

(Ted Smith, Doug D’Agata)

Dear Gentlemen,

Please consider this letter notice of my resignation from the Execute Sports Inc. Board of Directors as well as the position of Secretary, effective today, July 8, 2008.

It has become apparent since the addition of the two board members from Dutchess Private Equities; we no longer have scheduled board meetings. The last board meeting requested by Geno Apicella was held in a very haphazard way and very difficult to take minutes on. I am not consulted on any board related decisions and I do not wish to be held responsible for decisions that I have no say in.

Please let me know where you would like the copies of the minutes and the stock issuance paperwork forwarded to.

Thank you.

Regards,

Celeste Berouty

Cc: Geno Apicella, CEO Execute Sports

Pete Gennuso (Gersten Savage)

Lisbeth Bosshart (Shaub & Williams)